E-Mail: ssperber@cgsh.com

September 26, 2006

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

Re:          Comment Letter—GlaxoSmithKline PLC (“GSK”) Annual Report on Form 20-F for 2005

Dear Mr. Rosenberg:

We appreciate the opportunity to speak with your colleague Sasha Parikh yesterday in connection with the comment letter dated September 19, 2006 relating to GSK’s Annual Report for 2005. As requested, this is a brief note to indicate that GSK intends to respond to the comments by October 31, 2006.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of GSK executives and financial and legal department staff, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult, particularly given the fact that GSK will shortly be in the midst of preparing its third quarter results.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague Adam Schneider, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP